To: The Various Securities Regulatory Authorities of the Provinces of Canada

We refer to the short form prospectus of Provident Energy Trust (the "Trust") dated June 17, 2004 relating to the offering of 12.1 million Trust Units and $50 million Convertible Unsecured Subordinated Debentures of the Trust.

We consent to the use in the above-mentioned short form prospectus, of our report dated March 26, 2004 to the Board of Directors and Member of Breitburn Energy Company LLC on the following financial statements:

  Balance sheets as at December 31, 2003 and 2002;

  Statements of operations, comprehensive income, member's equity and cash flows for the years ended December 31, 2003 and 2002.

We report that we have read the short form prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose.  Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibilities of such third parties.  We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Los Angeles, California
June 28, 2004